                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(b)

                         American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
                      -------------------------------------
                                 (CUSIP Number)










                                Page 1 of 6 Pages

---------------------                                      ------------------
CUSIP No. 028913 10 1                   13G                Page 2 of 6 Pages
---------------------                                      ------------------



-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                    H. Lee Barfield II
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]

                                                                       (b)  [ ]
-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION


                    United States
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                     620,577
                     ----------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                    0
                     ----------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                   620,577
                     ----------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                      0
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    620,577
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        (a)  [ ]


-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                    5.4%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*


                    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                           Page 3 of 6 Pages

-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                    Mary Louise Frist Barfield
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]

                                                                       (b)  [ ]
-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION


                    United States
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                       620,577
                     ----------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                      0
                     ----------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                     620,577
                     ----------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                        0
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    620,577
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       (a) [ ]


-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                    5.4%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*


                    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 4 of 6 Pages


                                  SCHEDULE 13G





Item 1(a).       Name of Issuer:              American Retirement Corporation
                                              ("ACR")

Item 1(b).       Address of Issuer's          111 Westwood Place, Suite 402
                 Principal Executive          Brentwood, Tennessee 37027
                 Offices:

Item 2(a).       Name of Persons Filing:      H. Lee Barfield II ("H. Barfield")
                                              Mary Louise Frist Barfield
                                              ("M. Barfield")

Item 2(b).       Address of Principal         2700 First American Center
                 Business Office:             Nashville, Tennessee 37238 is the
                                              business address for H. Barfield
                                              and for M. Barfield, in care of H.
                                              Barfield.

Item 2(c).       Organization/Citizenship:    H. Barfield and M. Barfield are
                                              each United States citizens.

Item 2(d).       Title of Class               Common stock
                 of Securities:               ("Common Stock")

Item 2(e).       CUSIP Number:                028913 10 1

Item 3.          Inapplicable.

Item 4.          Ownership.



                  This Schedule 13G is filed jointly by the reporting persons to reflect beneficial ownership of Common Stock by H. Barfield and M. Barfield and certain overlapping beneficial ownership of such persons.

                                                            Page 5 of 6 Pages



                  Total Shares                                                         Shared
                 of ACR Common        Percent        Sole      Shared       Sole       Power
               Stock Beneficially        of         Voting     Voting     Power to      to
 Person             Owned             Class(1)      Power      Power      Dispose      Dispose
 ------        ------------------     --------     --------    -------    ---------    -------
H. Barfield        620,577(2)           5.4%       620,577       --        620,577       --
M. Barfield        620,577(3)           5.4%       620,577       --        620,577       --


------------

(1) Based on 11,420,860 shares of Common Stock outstanding as of December 31, 1997.

(2) Includes 2,708 shares beneficially owned by H. Barfield that he has the right to acquire pursuant to the conversion provisions of ACR's 5 3/4% Convertible Subordinated Debentures Due 2002 ("Conversion Shares") and 473,065 shares beneficially owned by H. Barfield's wife, M. Barfield.

(3) Includes 208 Conversion Shares beneficially owned by M. Barfield, 147,512 shares beneficially owned by M. Barfield's husband, H. Barfield, and an aggregate of 184,804 shares beneficially owned by trusts for the benefit of
    M. Barfield's children, of which M. Barfield serves as trustee.


Item 5.     Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.     Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.     Notice of Dissolution of Group.

                  Inapplicable.

Item 10.    Certification.

                  Inapplicable.



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                                                           Page 6 of 6 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.



                                    H. Lee Barfield II


                                    /s/ H. Lee Barfield II
                                    ------------------------------------

                                    Mary Louise Frist Barfield


                                    /s/ Mary Louise Frist Barfield
                                    ------------------------------------